Filed by CPB Inc.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a copy of materials used at a presentation made to the shareholders of CPB Inc. held on April 22, 2003.

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CPB Inc.

[Central Pacific Bank LOGO]	Merger with	[CITY BANK LOGO]

CB Bancshares, Inc.

“Creating a Stronger, Local Bank
for Hawaii”

April 21, 2003

[CPB Inc. LOGO]

Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. (“ CPB”) and CB Bancshares, Inc. (“ CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions. These statements are based upon the current beliefs and expectations of CPB’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U. S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http:// www. sec. gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Forward-Looking Information (cont.)

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPB has created its own financial model for CBBI based on CBBI’s historical performance and CPB’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. The key assumptions for such projections are set forth in this presentation. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC’s Internet web site at www. sec. gov. The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808) 544-0627.

CPB, its directors and executive officers and certain other persons may be deemed to be “participants” if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB’s preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB’s 2003 Annual Meeting of Shareholders.

Transaction Summary

Consideration per CBBI Share	1.8956 shares of CPB Stock + $21 in cash
Offer Price(1)	$70.00 per CBBI share
Premium Over Closing Price (4/14/03)	54%
Premium Over Unaffected Price (2/25/03)(2)	62%
Implied Transaction Value	$285 million
Pro Forma Ownership(3)	68% CPB; 32% CBBI
Anticipated Closing	Q4-2003
Required Approvals & Conditions	CPB and CBBI shareholders,
regulatory approvals, satisfactory
due diligence and redemption of
CBBI’s poison pill

(1)   Based on CPB stock price of $25.85 on 4/14/03.

(2)   Unaffected Price: Price the day before CPB began purchasing shares of CBBI in the open market.

(3)   Assumes 7.7 million CPB shares issued to CBBI shareholders.

An Attractive Offer

	CBBI
	4/14/03		Transaction
Price Per Share	$45.60		$70.00	(1)
Price/2002A EPS	13.3	x	20.4	x
Price/2003E EPS(2)	8.6	x	13.1	x
Price/Tangible Book(3)	1.23	x	1.89	x

(1) Based on CPB stock price of $25.85 on 4/14/03.

(2) Assumes 2003 EPS of $5. 33 (based on projections prepared by CPB Management).

(3) Based on tangible book of $151M as of 12/31/02.

Good For Hawaii, Local
Community & Customers

•                 Creates a stronger, locally based and managed bank for Hawaii

                       •     $2.4B in loans(1) ; $2.8B in deposits(1) ; $3.7B in assets(1)

                       •     14% deposit market share in Hawaii(2)

                       •     Provides a strong local alternative

•                 Customers in the local community benefit

      •     Expanded “fiercely loyal” personalized service

                       •     Added convenience: expanded branch & ATM network

                       •     Broader menu of products and services

                       •     Increased lending capacity

(1) Pro forma based on CPB and CBBI financials as of 12/31/02.

(2) Source: SNL Securities as of 6/30/02.

Shareholders of Both Banks Win

•      Combined bank offers anticipated double-digit EPS accretion

                       •     Consolidation, scale and efficiency result in fully phased-in anticipated annual cost saves of $16 million

•                 CBBI shareholders receive 54%(1) premium and over 290%(1)(2) increase in cash dividends

                       •     Opportunity to own a company with an outstanding track record of performance

•                 Increased investor visibility & trading liquidity

                       •     Over $600 million pro forma market cap(3)

                       •     NYSE listing

(1) Based on CPB stock price of $25.85 and CBBI stock price of $45.60 on 4/14/03.

(2) Assumed reinvestment of cash proceeds in CPB stock at CPB’s share price of $25.85 on 4/14/03.

(3) As of 4/14/03.

It’s a Logical Fit—and
Easy to Integrate

•      Similar roots and culture

                       •     Common roots, post-WWII founding

                       •     Local values

                       •     Focused on personalized service

•      Same market

                       •     Small and mid-sized businesses, retail customers

                       •     Overlapping geography

•                 Common Fiserv based technology platform

CPB: Our Track Record Makes
The Case

CPB Snapshot

Earnings Per Share	•	Assets(1)	$2.0B
	•	Deposits(1)	$1.6B
	•	Market Cap(2)	$410M
[GRAPH]	•	ROAE(3)	20.55%
	•	ROAA(3)	1.74%
	•	Price(2)/2003E EPS(4)	12.2x
	•	Price(2)/Book(5)	2.38x

(1)   As of 12/31/02.

(2)   As of 4/14/03.

(3)        ROAE: Return on Average Equity. ROAA: Return on Average Assets. Based on 2002 performance.

(4)   2003E EPS based on FirstCall estimates.

(5)   Book value as of 12/31/02.

CPB Stock Outperforms

[CHART]

Source: FactSet.

Note: As of 4/14/03.

CPB: Consistent Earnings Growth

CPB                                                                                       CBBI

[GRAPH]                                                                                               [GRAPH]

Source: CPB and CBBI financials.

CPB: Rising Returns

CPB                                                                                       CBBI

[GRAPH]                                                                                               [GRAPH]

Source: CPB and CBBI financials.

(1)        Return on Average Assets.

(2)        Return on Average Equity.

CPB: Unmatched Credit Quality

CPB                                                                                       CBBI

[GRAPH]                                                                                               [GRAPH]

Source: CPB and CBBI financials.

CPB: Strong Deposit Growth

($ in millions)

CPB                                                                                       CBBI

[GRAPH]                                                                                               [GRAPH]

Source: CPB and CBBI financials.

CPB: Superior Efficiency Ratio

CPB                                                                                       CBBI

[GRAPH]                                                                                               [GRAPH]

Source: CPB and CBBI financials.

CPB-CBBI:

A Powerful Combination

CPB-CBBI: A Great Fit

	CPB	CBBI
Founded in	1954	1959
Operations	24 branches on 4 islands	21 branches on 4 islands
Lead Product	Commercial Mortgage	Residential Mortgage
	(42% of loans)	(42% of loans)
Deposit Rank	#4	#5
Common Heritage	Founded to serve the Japanese-American Community in Hawaii
Market Focus	Become local bank of choice in Hawaii
Opportunity	Proven success at creating	Opportunity for cost savings and
	value for shareholders	performance enhancement

CPB-CBBI: Well-Positioned for
Hawaii Market Leadership

($ in millions)

	CPB	CBBI	Pro Forma
Net Loans	$1,272	$1, 134	$2, 406
Intangible Assets	—	—	135
Assets	2,028	1,674	3,731
Deposits	1,641	1,163	2,804
Shareholders’ Equity	173	151	395

Note:                    Data as of 12/31/02 except that pro forma assets includes merger adjustments assuming that the transaction had closed then, and pro forma intangible assets and pro forma shareholders’ equity is as of 12/31/03. Pro forma shareholders’ equity includes merger adjustments as well as giving effect to estimated earnings and dividends for 2003.

CPB-CBBI: Significantly Builds
Deposit Market Share in Hawaii

[GRAPH]

Source: SNL Securities. Data as of 6/30/02.

CPB-CBBI: Diversified Loan
Portfolio

CPB                                                                                        CBBI

[CHART]                                                                                               [CHART]

Gross Loans(1): $1,295M                                                                    Gross Loans(1): $1,069M

Pro Forma

[CHART]
Gross Loans(1): $2,364M

Source: CPB and CBBI financials.

Note: As of 12/31/02.

(1)   Excludes Loans Held for Sale.

CPB-CBBI: Strong Core-Deposit
Base

CPB                                                                                        CBBI

[CHART]                                                                                               [CHART]

Total Deposits: $1,641M                                                                     Total Deposits: $1,163M

Pro Forma

[CHART]
Total Deposits: $2,804M

Source: CPB and CBBI financials.

Note: As of 12/31/02.

Pro Forma EPS Impact

	Projected for Fiscal Year
Earnings Projections	2004	2005
CPB’s Stand Alone GAAP EPS(1)	$2.32	$2.55
Pro Forma GAAP EPS(2)	$2.55	$2.88
Accretion to CPB ($)	$0.23	$0.33
Accretion to CPB (%)	10%	13%
Pro Forma Cash EPS(2)	$2.67	$3.00
Accretion to CPB ($)	$0.35	$0.45
Accretion to CPB (%)	15%	18%

Note:                 Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005. No due diligence has been performed on CBBI other than reviewing public information. All projections for CBBI based on a model prepared by CPB Management. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

(1)   Source: FirstCall.

(2)   Assumed EPS projections for CBBI of $5.70 in 2004 and $6.08 in 2005.

Accretion/Dilution Sensitivity

	2002A	2004E	2005E
Core EPS Projections for CBBI	$3.95	$5.70	$6.08
Annual Growth Since 2002	—	20%	15%
Required CBBI EPS for 0% Accretion	$3.95	$4.30	$4.10
Annual Growth Since 2002	—	4%	1%

Note:                 Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005. No due diligence has been performed on CBBI other than reviewing public information. All projections for CBBI based on a model prepared by CPB Management. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Good For Hawaii, Customers &
Shareholders of Both Banks

•    Creates a stronger, locally based and managed bank for Hawaii—to better meet unique local needs

•                 More customers to enjoy “fiercely loyal” service, added convenience, larger lending limits and a broader menu of products and services

•                 Shareholders of both banks win

      •     Anticipated EPS accretion

                       •     Stronger competitive position

                       •     Attractive premium and cash dividend for CBBI shareholders

                       •     Significant synergies

                       •     Low execution risk

CPB Inc.

[Central Pacific Bank LOGO]	Merger with	[CITY BANK LOGO]

CB Bancshares, Inc.

“Creating a Stronger, Local Bank
for Hawaii”

April 21, 2003